Yangtze River Development Limited

183 Broadway, Suite 5

New York, NY 10007

November 30, 2016

VIA EDGAR

Tom Kluck, Legal Branch Chief

Office of Real Estate and Commodities

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Yangtze River Development Limited

Amendment No. 6 to Registration Statement on Form S-1

Filed October 24, 2016

File No. 333-209579

Dear Mr. Kluck:

We are in receipt of your comment letter dated November 15, 2016 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by the Company’s responses:

Cover Page

1.	We note that you have checked the box indicating that the securities are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act. However, you have removed from “Item 17. Undertakings” the undertakings required by Item 512(a) of Regulation S-K for offerings pursuant to Rule 415. Please advise.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have updated our disclosure to include in “Item 17. Undertakings” the information required by Item 512(a) of Regulation S-K to our disclosure.

Risk Factors, page 7

2.	We note your disclosure on pages 30-31 and elsewhere in the prospectus regarding the transaction with Armada. Please include risk factor disclosure specifically addressing the material risks of this transaction. By way of example only, to the extent material, please address risks relating to consequences of the counterparties’ failure to perform under the Armada Agreement, the control Wight may exercise over the company as a result of its stock ownership therein, and dilution from the issuance of shares under the Armada Agreement.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised our disclosure to add risk factors relating to the consequences of the counterparties’ failure to perform under the Armada agreement and the control Wight may exercise over the Company as a result of its stock ownership of the Company. A risk factor addressing the dilution from the issuance of shares under the Armada agreement is now moot as Wight elected to convert the principal of the Note issued by the Company on November 16, 2016 in connection with the Armada Agreement to 50 million shares of the Company’s common stock.  Pursuant to the exercise of the conversion rights, the Company issued 50 million shares of the Company’s common stock at the conversion price of $10 per share. As result of the Conversion, Wight now owns 100,000,000 shares of the Company’s common stock with 36.73% of the Company’s voting power. Wight is now the largest shareholder of the Company. We have updated our disclosure to reflect the above.

Description of Business

Armada Financing, page 30

3.	Please revise your disclosure to describe the basis for the minimum value of $10 per unit for the membership units in Wight to be issued to the company and the value of $8.33 per share of the company’s common stock for the up to 60 million shares to be issued to Wight. Please also revise to clarify into how many limited partnership units in Armada LP the membership units in Wight will be converted. Additionally, please revise to describe how you determined the value of the limited partnership units in Armada LP you expect to ultimately receive.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that the Armada LP Units are priced based upon its payment of a minimum annual distribution of 5% of its net asset value, or price, to the unit holders, as publicly traded limited partnership units are priced based upon its cash distributions to the unit holders.

The Armada Limited Partnership Agreement (“LP Agreement”) fixed the minimum annual distribution of 5% at $0.50 per unit based upon a $10 unit price rather than have the minimum annual distribution fluctuate based upon the price. The LP Agreement also subordinates units held by the general partner members as an internal control so that units held by the public are prioritized to receive their minimum distributions.

The Company will receive 100,000,000 Armada LP Units. Each Preferred B unit in Wight will be contributed to Armada LP for one LP unit.

The preferred B unit value of $10 was set to enable a unit-for-unit exchange on the contribution of Wight to Armada LP. The number of units in Wight that would be contributed was determined by the projected cash flow of Wight’s operations and number of LP units whose minimum distribution could be supported by a discounted cash flow projection. The common and preferred A units of Wight will be contributed for subordinated Armada LP units as protection to the common LP units from any failure to meet those projections.

4.	Please also revise your disclosure to describe how you determined that the $500 million promissory note you plan to issue to Wight would be convertible into 50 million shares of your common stock. Please also revise to disclose at whose option the promissory note may be converted into shares of your common stock.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we determined that the $500 million promissory note we plan to issue to Wight would be convertible into 50 million shares of our common stock at $10 per share because the $10 per share is consistent to the conversion price in the convertible note that was issued to Jasper Lake Holdings Limited on December 19, 2015. Based upon the $1.66 billion acquisition value of Wuhan Yangtze River Newport Logistics Co. Limited, which is a fair reflection of the value of the project in Wuhan to be completed in 3 years, the Company believes that $10 per share is a fair conversion price for the Company with 172,269,446 shares of common stock outstanding as of the date of the Contribution Agreement. Additionally, it is the convertible promissory note holder’s option to elect to convert such note into shares of the Company’s common stock any time prior to the maturity date.

5.	Please revise to describe the steps you expect Wight to take to procure up to $1 billion in construction financing. Additionally, please revise to clarify who the obligor on the debt will be.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that Wight will, as the first step, conduct a site visit on the Company’s Wuhan project site and review the Company’s construction plans, schedule of use of funds, development time table to better understand how the funds will be used. Wight will then seek financing of $200 million each year for five years and will use its discretionary funds from its own financing it anticipates closing in as soon as January 2017 for the first year of construction to be applied in manner to be determined upon satisfactory of its due diligence and site visit. Wight as the developer will undertake and procure the financing on customary terms and conditions associated with construction financing which will be project specific. Wight plans to obtain the rest $800 million through various financial institutions in the form of construction loans. The obligor shall be determined upon how such loans will be constructed.

Consolidated Financial Statements for the Nine Months Ended September 30, 2016 and 2015

20. Subsequent Event, page F-38

6.	Please revise your disclosure here, and throughout your document, to clearly state that the company will not receive any cash at closing of the Armada Transaction. Also please clarify throughout your disclosure that Armada and its affiliates have been engaged to assist the company in acquiring construction financing up to $1 billion over a five-year period. Finally, please revise your disclosure to state, if true, that there is no guarantee that the company and its advisors will be successful in securing financing.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that the Company will not receive any cash at closing of the Armada Transaction. On October 3, 2016, Armada Enterprises GP and its affiliate, Wight International Construction, LLC were engaged to assist the Company in acquiring construction financing up to $1 billion over a five-year period. There is no guarantee that the Company and its advisors will be successful in securing financing. We have revised our disclosure in our financial statements and throughout the Registration Statement.

7.	Please tell us whether your acquisition of shares of Wight International Construction LLC is considered probable and the basis for your conclusions. To the extent the acquisition is considered probable, please tell us how you considered the guidance in Item 3-05 of Regulation S-X in determining that audited financial statements of Wight International Construction would not be required. Your response should include a discussion of whether the company is acquiring a controlling interest, or an equity method investment in Wight International Construction LLC and the basis for your conclusions. Finally, please tell us how you have evaluated the guidance in Article 11 of Regulation S-X in determining you would not be required to include pro forma financial statements in your filing to reflect the impact of the transaction.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that our acquisition of shares of Wight International Construction LLC (“Wight”) is considered probable and the basis for our conclusions is that on November 16, 2016, Wight issued the Company 100 million preferred B membership units in Wight (“Preferred B Units”).

We considered the guidance in Item 3-05 of Regulation S-X in determining that audited financial statements of Wight would not be required. This is because the Company is not acquiring a controlling interest, or an equity method investment in Wight. We acquired Preferred B Units of Wight that are non-voting and we do not have any control in Wight. With the same reason, we have evaluated the guidance in Article 11 of Regulation S-X in determining we would not be required to include pro forma financial statements in our filing to reflect the impact of the transaction.

We hope this response has addressed all of the Staff’s concerns relating to the Comment Letter. Should you have additional questions regarding the information contained herein, please call our lead outside securities counsel Joseph M. Lucosky, Managing Partner of Lucosky Brookman LLP at (732) 395-4402, or email him at jlucosky@lucbro.com.

Yangtze River Development Limited

By:	/s/ Xiangyao Liu
Name:	Xiangyao Liu
Title:	Chief Executive Officer